NEWS RELEASE
September 3, 2018

GUATEMALAN CONSTITUTIONAL COURT REVERSES SUPREME COURT RULING TO REINSTATE ESCOBAL MINING LICENSE

Mandates Completion of ILO 169 Consultation Process Before License Can Be Reinstated

VANCOUVER, British Columbia – September 3, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) reports that it has learned through a Guatemalan Constitutional Court Press Conference held today that the Constitutional Court reversed the Supreme Court’s decision to reinstate the Escobal mining license of Tahoe’s Guatemalan subsidiary, Minera San Rafael (“MSR”). We understand that the Constitutional Court’s resolution orders that the Escobal mining license will remain suspended until the Ministry of Energy and Mines (“MEM”) completes the ILO 169 consultation with the Xinka communities in the region of the Escobal mine. At this time, the Company does not have a timeline for completion of MEM's ILO 169 consultation. However, in the similar case of OXEC, MEM completed the consultation within 6 months.

The Constitutional Court is expected to issue a formal resolution in the next several days. Upon review of the written ruling, the Company will provide further updates.

About Tahoe Resources Inc.

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements related to the Guatemalan Constitutional Court’s announcement of a formal resolution regarding Escobal’s mining license, the requirement that MEM complete ILO Consultation before the mining license can be reinstated, and the Company’s plans for further updates.

Forward-looking statements are based on certain assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include the timing for completion and results of the proposed ILO 169 Consultation with the Xinka communities in the region of the Escobal mine.. Assumptions, risks and uncertainties are discussed in more detail in our public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

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